                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of            May, 2000

                  Knightsbridge Tankers Limited
         (Translation of registrant's name into English)

      Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes       No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of materials from Knightsbridge
Tankers Limited (the "Company"), dated May 4, 2000, relating to the May 26, 2000 General Meeting of Shareholders.

Attached as Exhibit 2 is a copy of the report to shareholders for the quarter ended March 31, 2000 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results

Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

Exhibit 1
                           May 4, 2000

                     TO THE SHAREHOLDERS OF
                  KNIGHTSBRIDGE TANKERS LIMITED


    Enclosed is a Notice of the Annual General Meeting of Shareholders (the "Notice") of Knightsbridge Tankers Limited (the
"Company") which will be held at Cedar House, 41 Cedar Avenue,
Hamilton, Bermuda on Friday, May 26, 2000 at 11:00 a.m. (Bermuda time).

    At this Annual General Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (1) to elect a total of five Directors to serve until the next Annual General Meeting of Shareholders; and (2) to approve the re-appointment of Deloitte & Touche as the Company's independent auditors and to authorize the Board of Directors to fix the auditors' remuneration.

    You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

    IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

                                       Very truly yours,

                                       Clarence Dybeck
                                       Chairman


Knightsbridge Tankers Limited
Investor Relations
P.O. Box HM 1593                       Knightsbridge Tankers Limited
Hamilton, Bermuda                      Registered Office
Telephone: +1 (441) 295-6935           Cedar House, 41 Cedar Avenue
Telefax: +1 (441) 295-3494             Hamilton, HM 12, Bermuda

                  KNIGHTSBRIDGE TANKERS LIMITED
        NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          MAY 26, 2000


NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Knightsbridge Tankers Limited (the "Company") will be held on May 26, 2000 at 11:00 a.m., Bermuda time, at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To receive the Company's audited consolidated financial statements for the year ended December 31, 1999.

2. To elect a total of five Directors to serve until the end of the next Annual General Meeting of Shareholders or until their respective successors are duly elected.

3. To re-appoint Deloitte & Touche as the Company's independent auditors and to authorize the Board of Directors to fix the auditors' remuneration.

4. To transact other such of business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 4, 2000, as the record date for the determination of the shareholders entitled to receive notice of the Annual General
Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOUR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

In the event you decide to attend the meeting, you may revoke your proxy and vote in person.

                             BY ORDER OF THE BOARD OF DIRECTORS

                             Chantal Hadall
                             Secretary

Dated:   May 4, 2000

                  KNIGHTSBRIDGE TANKERS LIMITED
                           CEDAR HOUSE
                         41 CEDAR AVENUE
                     HAMILTON HM EX, BERMUDA
                     ______________________

                         PROXY STATEMENT
                               FOR
             ANNUAL GENERAL MEETING OF SHAREHOLDERS
               TO BE HELD ON FRIDAY, MAY 26, 2000
                      _____________________

         INFORMATION CONCERNING SOLICITATION AND VOTING

    The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or "Directors") of Knightsbridge Tankers Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda on Friday, May 26, 2000, at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice of the Meeting, on or about May 5, 2000.

    The outstanding shares of the Company at May 4, 2000 (the "Record Date"), consisted of 17,100,000 common shares, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

    The Common Shares are listed on the NASDAQ National Market under the symbol "VLCCF."

    A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

    In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Annual General
Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

    The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board of Directors if you choose to do so. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein (1) FOR the election of Directors as set forth below, (2) FOR re- appointment of Deloitte & Touche as independent auditors and to authorize the Board of Directors to fix the auditors' remuneration; and (3) in such persons' discretion upon such other business as may properly come before the meeting.

    ICB Shipping (Bermuda) Ltd., the Manager of the Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the Directors, officers and employees of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

        ------------------------------------------------

              PRESENTATION OF FINANCIAL STATEMENTS

    In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 1999 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 1999 have been provided to Shareholders by inclusion in the Annual Form 20-F which was mailed to shareholders on or about February 25, 2000.

        ------------------------------------------------

                        COMPANY PROPOSALS

               PROPOSAL 1 - ELECTION OF DIRECTORS

    Pursuant to the Company's Bye-laws the number of Directors of the Company has been set at five. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

    Mr. Clarence Dybeck, who has served as a Director and Chairman of the Board of the Company since September 18, 1996, has indicated that due to personal business plans, he will resign as Chairman and a member of the Board at the start of Meeting. Accordingly, the Board has nominated the five persons listed below for selection as Directors of the Company. All nominees, other than Mr. Tor Olav Troim, are presently members of the Board of Directors.

    Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

    Information concerning the nominees for Directors of the Company is set forth below:

    Name                  Age   Director Since   Position with the Company

    Ola Lorentzon         50        1996         Director, Vice-Chairman &
                                                 Treasurer

    Tor Olav Troim*       37          -

    Douglas C. Wolcott    68        1996         Director

    David M. White        59        1996         Director

    Timothy Counsell      41        1998         Director

____________________
*  Nominee for election


Ola Lorentzon has been a director of the Company, Deputy Chairman and Treasurer since September 18, 1996. Mr. Lorentzon is also currently a director of the Swedish Protection and Indemnity Club
(SAAF) and the Swedish Ships' Mortgage Bank. Mr. Lorentzon has been a director and President of ICB Shipping AB since 1987. Mr. Lorentzon has been Managing Director of Frontline Management, a wholly-owned subsidiary of Frontline Ltd., a publicly listed Bermuda company ("Frontline"), since April 3, 2000.

Tor Olav Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Mr. Troim also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. He was formerly the Chairman of the Oil Companies International Forum (OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association (MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of The American Bureau of Shipping and London & Overseas Freighters Limited. He is currently also a director of Managemark Inc.

David M. White has been a director of the Company since September 18, 1996. Mr. White is Chairman of Dan White Investment Limited. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

Timothy Counsell has been a director of Knightsbridge Tankers
Limited since March 27, 1998. Mr. Counsell has been a partner of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since 1990.

    Messrs. Wolcott and White are members of the Audit Committee of the Board of Directors.

    The approval of this proposal will require a majority of the votes cast at the Meeting.

    The Board of Directors unanimously recommends a vote in favor of the proposed directors.


       PROPOSAL 2 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

    At the Meeting, the Board will ask the shareholders to approve the re-appointment of Deloitte & Touche as the Company's independent auditors and to authorize the Board of Directors to fix the auditors' remuneration. Audit services provided by Deloitte & Touche in fiscal year 1999 included the examination of the consolidated financial statements of the Company and its subsidiaries.

    Deloitte & Touche has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

    All services rendered by the independent auditors are subject to review by the Audit Committee.

    The approval of this proposal will require a majority of the votes cast at the Meeting.

    The Board of Directors unanimously recommends a vote for approval of the re-appointment of Deloitte & Touche as independent auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration.

                        OTHER INFORMATION

    Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.


                                  By Order of the Directors

                                  Chantal Hadall
                                  Secretary

May 4, 2000
Hamilton, Bermuda

Exhibit 2

                                       Bermuda, April 28, 2000

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the first quarter of 2000. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 2000.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $21,713 per day for the period January 1 through March 31, 2000. (The corresponding spot market related rate for the period January 1 through March 31, 1999, was determined to be $31,003).

Accordingly, on April 17, 2000, Shell International paid to the Company's vessel owning subsidiaries charter hire at the base rate in the aggregate amount of $10,041,395 for the period January 1 through March 31, 2000. (For the period January 1 through March 31, 1999, Shell International paid charter hire at the base rate in the aggregate amount of $9,931,050).

On April 17, 2000, the Board of Directors of the Company declared a distribution to share-holders of record as of April 27, 2000, payable on or about May 12, 2000, in the amount of $0.44 per share for the period January 1 through March 31, 2000. (For the period January 1 through March 31, 1999, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2001, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2000.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate
Blankenship in Hamilton, Bermuda (Tel: 441 295-6935, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Vice Chairman and
Chief Executive Officer

             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day. In addition, for the first three years of the charters, Shell International paid "Supplemental Hire" as described below.


Results of Operations - Three Months Ended March 31, 2000

Revenues
The Company's revenues consisted of charter hire of $10.0 million for the quarter ending March 31, 2000. (Revenues for the corresponding period in 1999 was $9.9 million).

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense
Interest income of $27,702 was earned during the period. In addition, the Company received interest income of $5,101 on the principal balance of the receivable note from Shell
International.  This note was repaid in full on January 18, 2000.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $2,209,689 for the first quarter of 2000. This has decreased from $2,321,662 in the first quarter of 1999 due to the repayment of the final installment of the Amortizing Loan as discussed below.

Liquidity and Capital Resources
Total shareholders' equity of the Company at March 31, 2000 was $269.6 million compared to $274.0 million at December 31, 1999. The decrease was due to net income of $3.1 million for the period January 1 through March 31, 2000 less distribution to shareholders for the fourth quarter of 1999 in the aggregate amount of $7.5 million.

The Company's long-term debt as of March 31, 2000, consists of $125.4 million borrowed under its credit facility. At December 31, 1999, the Company's long-term debt included an amount of $1.7 million that represented the "Amortizing Loan" which was payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International was equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

                        KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              (in U.S. Dollars)

ASSETS

Current assets                                   Mar 31, 2000  Dec 31, 1999

Cash                                                   107,296       70,695
Current installments of notes receivable                     -    1,681,538
Charter hire receivable                             10,041,395   10,175,142
Prepaid expenses                                        91,230       14,525
Total current assets                                10,239,921   11,941,900

Vessels under capital lease, less accumulated
  depreciation of $54,440,128 and $50,041,913      385,381,417  389,779,632
Capitalized financing fees and expenses,
  less accumulated amortization of $1,149,721
  and $1,056,835                                     1,451,083    1,543,969
TOTAL ASSETS                                       397,072,421  403,265,501
                                                   ===========  ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities

Accrued expenses and other current liabilities       2,106,139    2,206,021
Current installments of credit facility                      -    1,681,538
Total current liabilities                            2,106,139    3,887,559

Credit facility                                    125,397,399  125,397,399

Shareholders equity

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                  171,000      171,000
Contributed capital surplus account                269,397,883  273,809,543
Total shareholders equity                          269,568,883  273,980,543
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                               397,072,421  403,265,501
                                                   ===========  ===========

                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                              (in U.S. Dollars)

                                                   Jan 1, 2000 Jan  1, 1999
                                                 -Mar 31, 2000-Mar 31, 1999

Charter hire revenue                                10,041,395    9,931,050

Operating expenses:
Depreciation of vessels under capital leases         4,398,215    4,398,215
Management fee                                         187,500      187,500
Administration expenses                                 19,060       22,784
                                                     4,604,775    4,608,499

Net operating income                                 5,436,620    5,322,551

Interest income                                        32,803       140,472
Interest expense                                   (2,209,689)   (2,321,662)
Other financial costs                                (147,394)     (105,386)
                                                   (2,324,280)   (2,286,576)
Net income                                          3,112,340     3,035,975
                                                   ===========   ==========

                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (in U.S. Dollars)


                                                   Jan 1, 2000 Jan  1, 1999
Cash flows from operating activities             -Mar 31, 2000-Mar 31, 1999

Net income                                           3,112,340    3,035,975

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                         4,398,215    4,398,215
Amortization of capitalized fees and expenses           92,886       92,886

Changes in operating assets and liabilities:

Receivables                                          1,738,580    1,904,542
Accrued expenses and other current liabilities        (99,882)      (66,413)
Net cash provided by operating activities            9,242,139    9,365,205


Cash flows from financing activities

Repayments of loan                                 (1,681,538)   (1,681,538)
Distribution to shareholders                       (7,524,000)   (7,695,000)
Net cash used in financing activities              (9,205,538)   (9,376,538)


Net increase (decrease) in cash and cash
   equivalents                                          36,601      (11,333)
Cash and cash equivalents at beginning of period        70,695      315,223
Cash and cash equivalents at end of period             107,296      303,890
                                                      ========     ========

                        KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                              (in U.S. Dollars)




                                Contributed
                   Share        capital surplus  Retained
                   capital      account          earnings      Total
                   --------     ---------------  ---------     -----

Balance at
Dec 31, 1998       171,000     292,017,066               -     292,188,066

Net income               -               -      12,572,476     12,572,476

Distribution
to shareholders          -     (18,207,523)    (12,572,476)    (30,779,999)
----------------------------------------------------------------------------
Balance at
Dec 31, 1999       171,000     273,809,543               -     273,980,543

Net income               -               -       3,112,340     3,112,340

Distribution
to shareholders          -      (4,411,660)     (3,112,340)    (7,524,000)
----------------------------------------------------------------------------

Balance at
Mar 31, 2000       171,000     269,397,883               -     269,568,883
============================================================================

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Knightsbridge Tankers Limited
                             (Registrant)




Date          May 19, 2000        By          /s/ Ola Lorentzon
    -----------------------------------------------------------
                                              Ola Lorentzon
                                              Deputy Chairman



































                               19
01655002.AH3